UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2005

MITSUBISHI TOKYO FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

4 -1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-6326, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X        Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                  No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 12, 2005

MITSUBISHI TOKYO FINANCIAL GROUP, INC.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs
Corporate Administration Division

Mitsubishi Tokyo Financial Group, Inc.

UFJ Holdings, Inc.

The Bank of Tokyo-Mitsubishi, Ltd.

UFJ Bank Limited

Change of the Scheduled Date of the Planned Merger of The Bank of

Tokyo-Mitsubishi, Ltd. and UFJ Bank Limited

Tokyo, August 12, 2005 — Mitsubishi Tokyo Financial Group, Inc. (MTFG; President and CEO: Nobuo Kuroyanagi) and UFJ Holdings, Inc. (UFJ; President and CEO: Ryosuke Tamakoshi) and their respective subsidiaries have been pursuing preparations for their management integration on October 1, 2005, subject to the approval of relevant authorities. We have decided today, however, to change the scheduled date of the planned merger of our respective bank subsidiaries, The Bank of Tokyo-Mitsubishi, Ltd. (BTM; President: Nobuo Kuroyanagi) and UFJ Bank Limited (UFJ Bank; President: Takamune Okihara) to January 1, 2006.

We sincerely apologize to all concerned for any inconvenience caused by this postponement, and especially to all the customers of BTM and UFJ Bank, who have been making necessary preparations for the planned merger of BTM and UFJ Bank.

To achieve a secure and stable merger, we continue to pursue thorough preparations for the integration, and we would appreciate your understanding and cooperation.

There will be no change in the scheduled date of October 1, 2005 for the respective mergers between MTFG and UFJ, between The Mitsubishi Trust and Banking Corporation (President: Haruya Uehara) and UFJ Trust Bank Limited (President: Shintaro Yasuda) and between Mitsubishi Securities Co., Ltd. (President: Koichi Kane) and UFJ Tsubasa Securities Co., Ltd. (President: Kimisuke Fujimoto).

1.	Reason for change of the Scheduled Date of the Planned Merger

BTM and UFJ Bank have been preparing assiduously for the integration of their computer systems and other matters, in order to complete their merger and start business under the name “The Bank of Tokyo-Mitsubishi UFJ, Ltd.” on October 1, 2005.

However, due to the tremendous social impact of the planned merger of the two banks, we have been thoroughly examining all possible risk reduction measures from every angle, in order to minimize any risks arising from the integration of the banks and their business systems. As a result of this examination, we have concluded that we should engage in additional tests, rehearsals and training sessions for the integration of the systems of the two banks in order to achieve the highest possible level of safety and stability in the new post-integration systems of the new merged bank.

For example, in addition to the test, rehearsals and training sessions presently scheduled, we will increase the number of rehearsals at all branches under circumstances similar to those of actual operation, expand the number of connection tests with our customers, and increase the number of training sessions for unexpected contingencies. In order to complete these tests, rehearsals and training sessions and secure the highest possible level of safety and stability, we have concluded that it is appropriate to postpone the scheduled date of the planned merger of the subsidiary banks by three months.

2.	Further Announcement and Requests to Customers with Respect to the Change of the Scheduled Date

The changes in the names of the banks, names of the branches and various fees scheduled for October 1, 2005 will be postponed until January 1, 2006. However, some previously announced suspensions of ATM services and other online services will take place as scheduled as part of the system tests.

We will further announce to our customers the necessary information due to the postponement of the merger of the two banks through posters at our head offices and branches, advertisements, direct mailings and other appropriate measures.

Because the management integration of the MTFG Group and the UFJ Group are to take place as scheduled, the postponement of the merger of the two bank subsidiaries will not lead to any change in the previously announced consolidated earnings projections for the fiscal year ending March 31, 2006, or the consolidated financial targets for the fiscal year ending March 31, 2009, of the new group.

This press release contains forward-looking statements regarding the current plans and expectations of MTFG and UFJ based on the information presently available to them. These forward-looking statements are subject to risks, uncertainties and changes in circumstances which may cause the parties to change their plans or cause actual results to differ materially from those described herein. In particular, the earnings forecasts and financial targets referred to above reflect assumptions about the successful implementation of the integration plan. MTFG and UFJ are under no obligation, and expressly disclaim any obligation, to update or alter the forward-looking statements, except as may be required by any applicable laws and regulations or stock exchange rules.

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(Contacts:)

Mitsubishi Tokyo Financial Group, Inc.	Corporate Communications Office	(03-3240-9066)
UFJ Holdings, Inc.	Public Relations Department	(03-3212-5460)
The Bank of Tokyo-Mitsubishi, Ltd.	Public Relations Office	(03-3240-2950)
UFJ Bank Limited	Corporate Communications Department	(03-3212-5460)